Filed by Towers Watson & Co.

Pursuant to Rule 425 under

the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is an update from Towers Watson & Co. (“Towers Watson”) regarding the integration planning in connection with the proposed merger of Towers Watson and Willis Group Holdings plc, distributed to employees of Towers Watson on October 22, 2015

In place of the usual Integration Update, I’m using this special edition of Merger Milestones to share news of some terrific integration planning progress.

Willis and Towers Watson Shareholder Votes – November 18th

I am pleased to share that we have passed another key milestone in our integration planning process.

Last week, the Form S-4, which includes a joint proxy statement of Towers Watson and Willis, was declared effective by the U.S. Securities and Exchange Commission. This document confirms to the market that the Towers Watson stockholder vote and the Willis shareholder vote will take place on November 18, 2015.

We are confident that the powerful combination of Willis and Towers Watson will create value for our clients, our colleagues and our shareholders.

If you currently are a Towers Watson shareholder, I encourage you to vote your shares by completing and returning your proxy card or submitting your proxy by telephone or online. Instructions were sent to you by mail.

A closing date for the deal will be confirmed in due course. As well as the shareholder vote, there are several outside factors – notably regulatory approvals – that will determine when the transaction can be completed. We are all eager to get a final date confirmed as soon as possible. We’ll communicate that as soon as we can.

Willis Towers Watson Values

It might not come as a surprise that the values of Towers Watson and Willis are remarkably similar. It is one of the things that helped us to realize very early in our discussions that a combination of our two companies would create a compelling proposition to clients worldwide.

We have agreed on five key values that will shape the way we do business as Willis Towers Watson:

Client Focus | Teamwork | Integrity | Respect | Excellence

These values probably sound very familiar and that is by design. We will certainly be talking more about our values – and the behaviors we attach to them – as we move toward close and beyond. In the meantime, please take a few minutes to read through each of our new values and their descriptions.

Client Focus	We are driven to help our clients succeed. In every interaction and with every solution, we act in our clients’ best interests – striving to understand their needs, respecting their perspectives and exceeding their expectations.

Teamwork	When you get one of us, you get all of us. We bring innovative solutions and world-class advice to our clients by working across boundaries of business, geography and function. We help each other succeed and create more value together.

Integrity	Our clients invest more than their time and money with us; they also invest their trust. We seek to earn that trust every day through professionalism, doing what is right and being honest. We are accountable to the organizations and people with which we interact – including clients, shareholders, regulators and each other – for all our actions and results.

Respect	We listen to and learn from each other. We support and celebrate differences, foster an inclusive culture and operate with openness, honesty and benefit of the doubt. We manage our relationships, inside the company and out, with fairness, decency and good citizenship.

Excellence	We strive to lead and sustain excellence. Most importantly, this means an unwavering commitment to professional development and personal growth for our people. Our colleagues take responsibility to develop their expertise, competencies and professional stature, while the company invests in the tools and opportunities that allow for continual development. In our business, we place an unrelenting focus on innovation, quality and risk management.

These values are an important part of the process we are going through to select the wider leadership team within Willis Towers Watson. As you learned in the last Integration Update, this talent selection process is now underway and we hope to be able to announce in mid-November many of the direct reports to members of the proposed Operating Committee.

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Finally, I hope you enjoyed the first of our “Meet Your Proposed Leaders” videos that featured Towers Watson’s Julie Gebauer and Nicolas Aubert from Willis; two more Willis Towers Watson leaders will be showcased next week. And just a reminder that the Internal Communication and Change Management mailbox is there for your questions or suggestions

Thank you for your ongoing commitment and support.

John

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.